1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):□

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):□

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	March 25, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)

This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) The unsecured bonds issued by TSMC and its subsidiaries for the month of February 2022.

1. The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		01/31/2022	02/28/2022
Senior Vice President	Cliff Hou	444,693	445,478	785
Vice President and Chief Financial Officer	Wendell Huang	1,651,748	1,651,756	8
Vice President	Jun He	8,000	9,000	1,000
Vice President	Geoffrey Yeap	17,000	22,000	5,000
Vice President	Chris Horng-Dar Lin	6,000	16,000	10,000
Vice President	Jonathan Lee	334,144	334,458	314
Vice President	L.C. Lu	135,227	140,227	5,000
Vice President	K.C. Hsu	10,000	16,000	6,000
Note: Shareholdings include shares held by the related parties.

2. The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: Inapplicable

3. The acquisition and disposition of assets by TSMC and its subsidiaries:

(1) Fixed-income investment: NT$4.5 billion of acquisition;

(2) Share Repurchase Program: bought back 1,387,000 common shares for an aggregate purchase amount of NT$0.9 billion to offset the dilutive effect of the issuance of 2021 Employee Restricted Stock Awards.

4. The capital appropriations approved by TSMC board of directors:
(1) Machinery equipment for advanced technology capacity: NT$259.8 billion;
(2) Machinery equipment for advanced packaging, mature and specialty technology capacity: NT$41.9 billion;
(3) Machinery equipment for R&D capital investments and sustaining capital expenditures: NT$40.0 billion;
(4) Real estate and capitalized leased assets: NT$213.3 billion.
5. The unsecured bonds issued by TSMC and its subsidiaries: Inapplicable